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Exhibit 12.1

Computation of
Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions
($ in thousands except ratios)

	Partnership		Predecessor
		Period from February 8, 2017 to December 31, 2017	Period from January 1, 2017 to February 7, 2017
	Three Months Ended March 31, 2018				Fiscal Year Ended December 31(1), 2015

				2016		2014

Earnings:
Pre-Tax income (loss) from continuing operations before income taxes, adjusted for income from equity investees	$(52,824)	$1,716	$(497)	$(6,193)	$(31,346)	$(7,413)
Add:
Fixed charges	350	791	39	425	385	302
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Subtract:
Interest capitalized	—	—	—	—	—	—
Earnings	$(52,474)	$2,507	$(458)	$(5,768)	$(30,961)	$(7,111)
Fixed charges:
Interest expensed and capitalized	$334	$734	$35	$374	$344	$267
Amortization of deferred issuance cost	16	57	4	51	41	35
Estimated interest portion of rental expense	—	—	—	—	—	—
Fixed charges	$350	$791	$39	$425	$385	$302
Preferred unit distributions(4)	—	—	—	—	—	—
Total combined fixed charges and preferred unit distributions	$350	$791	$39	$425	$385	$302
Ratio of Earnings(2) to Combined Fixed Charges(3) and Preferred Unit Distributions	*	3.17	*	*	*	*

(1)
Kimbell Royalty Partners, LP was formed in October 2015. On February 8, 2017, we completed our initial public offering of 5,750,000 common units representing limited partner interests, which included 750,000 common units pursuant to the underwriters' option to purchase additional common units. Concurrently with the closing of our initial public offering, the mineral and royalty interests making up our initial assets were contributed to us by the Contributing Parties. As a result, as of December 31, 2016, Kimbell Royalty Partners, LP had not yet acquired any of such assets. In this Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions, we present the historical financial ratios of Rivercrest Royalties, LLC, our predecessor for accounting purposes. We refer to this entity as "our predecessor." The selected historical financial ratios of our predecessor presented as of and for the period from January 1, 2017 to February 7, 2017 and the years ended December 31, 2016, 2015 and 2014 are derived from the audited historical financial statements of our predecessor incorporated by reference in this registration statement.

(2)
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, before adjustment for income or loss from equity investees, (b) fixed charges, as defined below and (c) distributed income of equity investees. From this total, we subtract interest capitalized.

(3)
Fixed charges are calculated as the sum of (a) interest expensed and capitalized (b) amortization of deferred issuance cost and (c) that portion of rental expense that is representative of the interest factor.

(4)
During all of the periods presented, we had no preferred units outstanding.

(*)
For the three months ended March 31, 2018, the period from January 1, 2017 to February 7, 2017 and the years ended December 31, 2016, 2015 and 2014, our earnings were insufficient to cover fixed charges and the deficiencies of earnings were $52.8 million, $0.5 million, $6.2 million, $31.3 million and $7.4 million, respectively.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions ($ in thousands except ratios)